Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277034

PROSPECTUS SUPPLEMENT
(to Prospectus Supplement dated January 13, 2025)
(to Prospectus Supplement dated January 7, 2025)
(to Prospectus Supplement dated June 12, 2024)
(to Prospectus Supplement dated June 11, 2024)
(to Prospectus Supplement dated May 20, 2024)
(to Prospectus dated May 6, 2024)

Up to $7,338,975
Common Stock

NAUTICUS ROBOTICS, INC.

This prospectus supplement is being filed to update, amend, and supplement certain information in the prospectus dated May 6, 2024 as supplemented by the prospectus supplement dated May 20, 2024, prospectus supplement dated June 11, 2024, prospectus supplement dated June 12, 2024, prospectus supplement dated January 7, 2025 and prospectus supplement dated January 13, 2025.

We previously entered into an At The Market Offering Agreement (the Sales Agreement), with H.C. Wainwright & Co., LLC, or Wainwright, relating to shares of our common stock, $0.0001 par value per share. In accordance with the terms of the Sales Agreement, we may now offer and sell shares of our common stock having an aggregate offering price of up to $7,338,975 from time to time through or to Wainwright, acting as agent or principal. From May 20, 2024 through the date hereof, the Company issued and sold 5,858,946 shares, taking into effect of our July 22, 2024 reverse stock split, under this offering for gross proceeds of approximately $22.7 million and net proceeds of approximately $21.7 million, after deducting commissions and offering expenses. As a result, as of January 15, 2025, shares of our common stock with an aggregate offering price of up to approximately $7.3 million remain available for sale in accordance with the terms of the Sales Agreement. You should read this prospectus supplement as well as the prospectus supplement dated May 20, 2024, the prospectus supplement dated June 11, 2024, the prospectus supplement dated June 12, 2024, the prospectus supplement dated January 7, 2025, the prospectus supplement dated January 13, 2024 and the accompanying prospectus, as well as the documents incorporated or deemed to be incorporated by reference herein or therein, before you invest.

Our common stock is traded on the Nasdaq Capital Market under the symbol “KITT.” On January 6, 2025, the average of the bid and asked prices of our common stock was $5.11 per share.

Sales of our common stock, if any, under this prospectus supplement may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act), including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related
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to such prevailing market prices, and/or in any other method permitted by applicable law. Wainwright is not required to sell any specific number or dollar amount of securities but will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Wainwright and us. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

The compensation to Wainwright for sales of common stock sold pursuant to the Sales Agreement will be at a fixed commission rate of 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act.

As of January 15, 2025, the aggregate market value of the outstanding shares of our common stock held by non-affiliates computed pursuant to General Instruction I.B.6. was more than $75 million, which was approximately $80,482,934, calculated in accordance with General Instruction I.B.6 of Form S-3 and was based on 15,750,085 shares outstanding held by non-affiliates, and a price per share of $5.11 which was the average of the bid and asked prices of our common stock on the Nasdaq Capital Market on January 6, 2025. Therefore, the one third limitation on sales specified in General Instruction I.B.6(a) will no longer apply to additional sales made pursuant to this registration statement, which this prospectus supplement forms part of, on or subsequent to such date. This prospectus supplement shall instead be considered filed pursuant to General Instruction I.B.1. Pursuant to this prospectus supplement and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to approximately $7.3 million from time to time through Wainwright.

We are an emerging growth company and a smaller reporting company as defined under federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our securities involves certain risks. See “Risk Factors” on page S-4 of the prospectus supplement and on page 1 of the accompanying prospectus, and in the documents incorporated by reference herein and therein, for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.C. Wainwright & Co.

 The date of this prospectus supplement is January 15, 2025.

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THE OFFERING

Common stock offered by us
Shares of our common stock having an offering price of up to $7,338,975 or up to 1,436,199 shares, assuming the sale price of $5.11 per share, which was the average of the bid and asked prices of our common stock on the Nasdaq on January 6, 2025. The actual number of shares issued will vary depending on the sales price under this offering. From May 20, 2024 through the date hereof, the Company issued and sold 5,858,946 shares, taking into effect of our July 22, 2024 reverse stock split, under this offering for gross proceeds of approximately $22.7 million and net proceeds of approximately $21.7 million, after deducting commissions and offering expenses.

Shares Available	As of January 15, 2025, shares of our common stock with an aggregate offering price of up to approximately $7.3 million remain available for sale in accordance with the terms of the Sales Agreement.

Common stock to be outstanding immediately after the offering
Up to 18,174,812 shares, assuming sales of 1,436,199 shares at a price of $5.11 per share, which was the average of the bid and asked prices of our common stock on the Nasdaq Capital Market on January 6, 2025, and excludes as of such date:

•313,838 shares of common stock issuable upon exercise of stock options outstanding under our equity incentive plans, with a weighted-average exercise price of $1.74 per share;

•545,419 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $9.25 per share;

•2,097,561 shares of common stock issuable upon conversion of outstanding convertible debentures.

•5,672,022 shares of common stock issuable upon conversion of outstanding convertible term loans; and

•33,670,244 shares of common stock issuable upon conversion of outstanding preferred equity; and

•408,962 shares of common stock available for future issuance under our 2022 Omnibus Incentive Plan.

Plan of Distribution	“At the market offering” that may be made from time to time through or to Wainwright, as sales agent or principal. See “Plan of Distribution” in this prospectus supplement.

Use of Proceeds	We intend to use the net proceeds, if any, from this offering for working capital and general corporate purposes. See “Use of Proceeds” in the prospectus supplement dated May 20, 2024.

Risk Factors	Investing in our common stock involves significant risks. Please read the information contained in and incorporated by reference under the heading “Risk Factors” on page S-3 of the prospectus supplement dated May 20, 2024 and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement, together with the other information included in or incorporated by reference into this prospectus supplement, before deciding whether to invest in our common stock.

The Nasdaq Capital Market Symbol	KITT

DILUTION
 If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.
 The net tangible book value of our common stock as of September 30, 2024 was approximately $(36,505,856), or approximately $(6.48) per share of our common stock. Net tangible book value per share represents the quotient calculated by dividing (i) our total tangible assets less total liabilities by (ii) the total number of shares of our common stock outstanding as of September 30, 2024.

After giving effect to the conversion of convertible debentures (representing principal accrued and unpaid interest of $9,393,949) resulting in the issuance of 3,566,343 shares of common stock, the conversion of debentures to preferred stock of $35,434,000 and the subsequent conversion of such preferred stock to common stock resulting in the issuance of 1,279,414 shares, the conversion of the Senior Secured Term Loan principal and accrued interest balance of $2,870,573, resulting in the issuance of 1,805,392 shares of common stock, and the issuance and sale of 4,452,522 shares of common stock in this offering from the prospectus supplements dated January 7 and 13, 2025 resulting in net proceeds of approximately $12.4 million, our pro forma net tangible book value on September 30, 2024, would have been approximately $23,546,745, or $1.41 per share.

After giving further effect to the sale of 1,436,199 shares of common stock in this offering at an assumed public offering price of $5.11 per share, the average of the bid and asked prices our common stock on the Nasdaq Capital Market on January 6, 2025, and after deducting commissions and estimated aggregate offering expenses payable by us, our as adjusted pro forma net tangible book value as of September 30, 2024 would have been approximately $30,665,551, or approximately $1.69 per share. This represents an immediate increase in net tangible book value of approximately $0.28 per share to our existing stockholders and an immediate dilution in as adjusted pro forma net tangible book value of approximately $3.42 per share to investors participating in this offering, as illustrated by the following table:

Assumed public offering price per share of our common stock	$5.11
Net tangible book value per share of our common stock as of September 30, 2024	$(6.48)
Pro forma net tangible book value per share after giving effect to the conversion of convertible debentures, preferred stock, senior secured term loan and issuances pursuant to prospectus supplements dated January 7 and 13, 2025	$1.41
Increase in net tangible book value per share of our common stock attributable to investors participating in this offering	$0.28
As adjusted pro forma net tangible book value per share of our common stock as of September 30, 2024 after giving effect to this offering	$1.69
Dilution in as adjusted pro forma net tangible book value per share of our common stock to investors in this offering	$3.42
 The table above assumes for illustrative purposes that an aggregate of 1,436,199 shares of our common stock are sold at a price of $5.11 per share, the average of the bid and asked prices of our Common Stock on the Nasdaq Capital Market on January 6, 2025, for aggregate gross proceeds of approximately $7.3 million. The shares sold in this offering, if any, will be sold from time to time at various prices.

The above discussion and table are based on 5,634,942 actual shares of common stock outstanding as of September 30, 2024 and 18,174,812 shares of common stock outstanding on a pro forma basis after giving effect to the subsequent conversion of convertible debentures, preferred stock, Senior Secured Term Loan notes and sale of shares of common stock in this offering as described above, and excludes in each case:

•313,838 shares of common stock issuable upon exercise of stock options outstanding under our equity incentive plans, with a weighted-average exercise price of $1.74 per share;

•545,419 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $9.25 per share;

•2,097,561 shares of common stock issuable upon conversion of outstanding convertible debentures;

•5,672,022 shares of common stock issuable upon conversion of outstanding convertible term loans;

•33,670,244 shares of common stock issuable upon conversion of outstanding preferred equity; and

•408,962 shares of common stock available for future issuance under our 2022 Omnibus Incentive Plan.

To the extent that any of these outstanding securities are exercised or converted or we issue additional securities under our equity incentive plans, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity, equity-linked securities, or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 RISK FACTORS

Investing in our common stock involves significant risks. Please see the risk factors under the heading “Risk Factors” in any prospectus supplement as well as in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q filed subsequent to the Annual Report on Form 10-K, which are on file with the Securities and Exchange Commission, or the SEC, and are incorporated by reference in this prospectus supplement and the accompanying base prospectus in their entirety, as the same may be amended, supplemented, or superseded from time to time by our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones we are facing. These risks, and additional risks not known to us or that we currently believe are immaterial, could materially and adversely affect our business, operating results, cash flows, financial condition, or prospects, and the common stock offered by means of this prospectus supplement, and could result in a partial or complete loss of your investment. Please also read “Cautionary Note Regarding Forward-Looking Statements” in the prospectus supplement.

Our financial situation creates doubt whether we will continue as a going concern.

We are an early-stage company with a limited history of operations. We have not completed any material product sales, and many of its core products are still under development. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise like ours. Since inception, we have incurred losses and we expect to incur significant expenses for the foreseeable future. There can be no assurance that the products under development by us and the services provided by us will be successfully commercialized, and the extent of our future losses and the timing of our profitability are highly uncertain. In addition, we may not be able to successfully integrate any businesses that we have acquired or plan to acquire. If we are unable to achieve profitability, we may be unable to continue our operations. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development and you will likely lose your entire investment.

We will need to continue to seek capital from time to time to continue development of our autonomous robots and the software platform. Once approved for commercialization, we cannot provide any assurances that any revenues it may generate in the future will be sufficient to fund our ongoing operations.

Our business or operations may change in a manner that would consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, develop new or enhance products, business or technologies, or otherwise respond to competitive pressures and opportunities, such as a change in the regulatory environment or a change in our customers’ demands. In addition, we may need to accelerate the growth of our sales capabilities and distribution beyond what is currently envisioned, and this would require additional capital. However, we may not be able to secure funding when we need it or on favorable terms.

If we cannot raise adequate funds to satisfy our capital requirements, we will have to delay, scale back or eliminate our research and development activities or future operations. Any of these actions may harm our business, financial condition, and results of operations.

PLAN OF DISTRIBUTION

We have entered into an At The Market Offering Agreement (the Sales Agreement) with Wainwright under which we may issue and sell shares of our common stock having an aggregate gross sales price of up to $7,338,975 from time to time through or to Wainwright acting as agent or principal.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, Wainwright may sell our common stock by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act), including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, and/or in any other method permitted by applicable law. We may instruct Wainwright not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or Wainwright may suspend the offering of common stock upon notice and subject to other conditions.

We will pay Wainwright commissions, in cash, for its services in acting as agent in the sale of our common stock. Wainwright will be entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions, and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse Wainwright for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed $70,000, up to $2,500 per calendar quarter, $50,000 for the due diligence expenses in connection with prior prospectus supplements and $25,000 for due diligence expenses in connection with this prospectus supplement. We estimate that the total expenses for the offering, excluding compensation and reimbursement payable to Wainwright under the terms of the Sales Agreement, will be approximately $275,000.

Settlement for sales of common stock will occur on the first trading day following the date on which any sales are made (or any such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time), or on some other date that is agreed upon by us and Wainwright, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and Wainwright may agree upon. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

Wainwright will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the common stock shares under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Wainwright against certain civil liabilities, including liabilities under the Securities Act.

The offering of our common stock pursuant to the Sales Agreement will terminate upon the earlier of the sale of all of the shares of our common stock provided for in this prospectus supplement or the termination of the Sales Agreement as permitted therein.

To the extent required by Regulation M, Wainwright will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus in violation of Regulation M. Wainwright and its affiliates may provide various investment banking, commercial banking, and other financial services for us and our affiliates, for which services they may in the future receive customary fees.

The At The Market Offering Agreement has been filed as an exhibit to a Current Report on Form 8-K on May 20, 2024. This prospectus supplement in electronic format may be made available on a website maintained by Wainwright, and Wainwright may distribute this prospectus supplement electronically.